Exhibit 12
THE WESTERN UNION COMPANY
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings:
Income before income taxes	$308.6	$246.5	$856.9	$847.4
Fixed charges	47.2	43.5	130.4	130.5
Other adjustments	(1.6)	(0.7)	(2.9)	1.2

Total earnings (a)	$354.2	$289.3	$984.4	$979.1

Fixed charges:
Interest expense	$44.8	$39.3	$124.7	$119.1
Other adjustments	2.4	4.2	5.7	11.4

Total fixed charges (b)	$47.2	$43.5	$130.4	$130.5

Ratio of earnings to fixed charges (a/b)	7.5	6.7	7.5	7.5
     For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges included in the determination of income before income taxes and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense, an estimated interest portion of rental expenses and income tax contingencies, which are included as a component of income tax expense.